EXHIBIT 21.1

PROS Holdings, Inc.
List of Subsidiaries as of December 31, 2023

Name of Entity	State/Country of Incorporation/Organization
PROS Bulgaria EOOD	Bulgaria
PROS Canada Operations, Ltd.	Canada
PROS CPQ, Inc.	Illinois
PROS Ecuador S.A.S.	Ecuador
PROS Europe Limited	England and Wales
PROS France SAS	France
PROS Germany GmbH	Germany
PROS, Inc.	Delaware
PROS International Technology Limited	Ireland
PROS Middle East Technology Systems L.L.C.	United Arab Emirates
PROS Technology Australia Pty. Ltd.	Australia
PROS Travel Commerce, Inc.	Delaware
PROS Travel Retail SAS	France
EveryMundo, LLC	Florida
EveryMundo Pte. Ltd.	Singapore